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www.lw.com
UEN No. T09LL1649F

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VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Howard Efron and Wilson Lee

Re:	Black Spade Acquisition II Co
Registration Statement on Form S-1 filed June 21, 2024
File No. 333-280385

Dear Sir or Madam:

On behalf of our client, Black Spade Acquisition II Co, a blank check company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (the “Company”), we hereby transmit the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 18, 2024 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 filed with the Commission on June 21, 2024 (the “ Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) through EDGAR.

The Staff’s comments are repeated below in italic and are followed by the Company’s responses. We have included page references to Amendment No. 1 where a response refers to the revised disclosure therein. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

Form S-1, filed June 21, 2024

Cover Page

1.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China, and with a majority of your directors and officers based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale, or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act of 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 106 to 107 of Amendment No. 1.

July 24, 2024 Page 2

2.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends or distributions have been made to date between the company and its investors and quantify the amounts where applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 12 to 13 of Amendment No.1.

Chinese laws and regulations, page 10

3.	We note the disclosure that you believe you are not required to obtain permissions or approvals from any PRC government authorities. Please revise to disclose whether your officers and directors are required to obtain such permissions or approvals.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 11 of Amendment No. 1.

4.	Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange that would affect your ability to transfer cash between entities, across borders and to U.S. investors, given that you and your sponsor are located in Hong Kong. Also address any impact that PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 12 to 13 and 105 of Amendment No. 1.

The Offering

Manner of conducting redemptions, page 28

5.	Please revise to clarify whether public shareholders may elect to redeem their shares if they abstain from voting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 142, 152 and 174 of Amendment No. 1.

Risks, page 38

6.	In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China and your corporate structure being based in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of Amendment No. 1.

July 24, 2024

7.	For each summary risk factor, provide cross-references to the more detailed discussion of these risks in the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 40 to 41 of Amendment No. 1.

Risk Factors, page 41

8.	We note that you have described a number of risks associated with acquiring and operating a business in China beginning on page 84. However, you have not included risk factor disclosure based on the fact that you and your sponsor, officers and directors are currently located in or have significant ties to China. Therefore, given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please include risk factor disclosure to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise."

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 97 to 98 of Amendment No. 1.

If we seek shareholder approval of our initial business combination . . . , page 44

9.	We note your disclosure that your sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise redemption rights or submitted a proxy to vote against your initial business combination, and that the purpose of such purchases could be to vote shares in favor of the business combination to increase the likelihood of obtaining shareholder approval or satisfy a closing condition. Please tell us how such purchases would comply with Rule 14e-5. Please see Tender Offer Rules and Schedules C&DI 166.01 for further information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on  pages 46 to 47 of Amendment No. 1.

July 24, 2024

If we are deemed to be an investment company under the Investment Company Act . . . , page 52

10.	We note your disclosure that if you are deemed to be an investment company, you may have to change operations, wind down or register under the Investment Company Act. Please revise to also discuss the consequences to investors if you are required to wind down your operations as a result of this status, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. In addition, we note statements such as "[b]y restricting the investment of proceeds to these instruments" you intend to avoid being deemed an investment company, and that "[i]f [you] do not invest the proceeds as discussed," you may be deemed to be subject to the Investment Company Act. These statements suggest that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 1.

The PRC government may intervene or influence our operations at any time . . . , page 78

11.	Please revise this risk factor and its caption so that it is not limited to your ability to offer securities "post business combination." Please also disclose that laws, regulations or policies in the PRC could change with little advance notice in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 80 to 81 of Amendment No. 1.

Enforceability of Civil Liabilities, page 102

12.	Please revise this section to disclose whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your sponsor or any of your officers and directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions against you, your sponsor or any of your officers or directors when your assets or those of your sponsor, officers or directors are located outside of the United States. Also address the investors' ability to effect service of process within the United States on you, your sponsor, or any of your officers or directors. Please also revise related risk factors on pages 62 and 76, which focus on difficulties in effecting service of process and enforcing judgments against officers and directors only. Please see Item 101(g)(1) of Regulation S-K. In addition, if the information pertaining to the PRC courts in this section is based on an opinion of counsel, please name counsel and include counsel's consent, as required by Item 101(g)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 65, 80, 91 and 109 to 110 of Amendment No. 1. The Company respectfully advises the Staff that the information relating Hong Kong and PRC laws in this section is based on management’s understanding of current PRC and Hong Kong laws, rules, regulations and local market practices. Given the Company’s limited business activities prior to its initial business combination, the Company did not retain PRC or Hong Kong legal counsel for purpose of this offering and consequently the Company did not rely on the advice of such counsel.

July 24, 2024

Proposed Business

Introduction, page 118

13.	Please revise to disclose that the location of the sponsor and having a majority of your executive officers and/or directors that have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 135 of Amendment No. 1.

Underwriting, page 195

14.	With respect to footnote (1) to the table depicting underwriting discounts and commissions, please clarify how the deferred payment of 1.5% of the gross proceeds of the offering 'net of redemptions' will be calculated. For example, clarify whether the deferred payment will be reduced by the amount of underwriting fees paid at the time of the closing of the offering with respect to shares that were redeemed. Please also clarify what factors the company and the sponsor will consider in determining whether to use discretion either to pay or not to pay the remaining deferred payment of 1.5% of gross proceeds of the offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 27, 42, 70, 112, 122, 136 and 204 of Amendment No. 1.

15.	We note that the underwriters have agreed to make a payment to you at closing of the offering to reimburse certain offering expenses in an amount of up to 0.5% of the gross proceeds. This appears to amount to 75% of the offering expenses if the overallotment is not exercised, or approximately 86% of offering expenses if it is exercised. Please disclose what consideration the company, sponsor or affiliates give to the underwriters in exchange for this payment.

Response: As the Staff notes, the reimbursement covers less than all of the Company's offering-related expenses. The Company respectfully submits that the underwriting agreement to be entered into between the Company and the underwriters will reflect the overall commercially negotiated and mutually agreed terms for this offering between the parties, reflecting the totality of the commercial arrangements, including the allocation of offering-related expenses between the parties. The multiple reciprocal obligations of the Company, on one hand, and the underwriters, on the other hand, will form the consideration that is being provided by the respective parties. In addition, the Company confirms that the proposed underwriter compensation arrangement for this offering is subject to FINRA review and FINRA rules and limitations on underwriting compensation.

General

16.	It appears that your sponsor is a non-U.S. person and may be controlled by, have members who are or have substantial ties with a non-U.S. person. Please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84 to 85 of Amendment No. 1.

If you have any questions regarding the Registration Statement, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

July 24, 2024

Thank you for your time and attention.

Very truly yours,

/s/ Sharon Lau
Sharon Lau
of LATHAM &WATKINS LLP

Enclosure

cc:	(via email)
Dennis Tam, Executive Chairman and Co-Chief Executive Officer, Black Spade Acquisition II Co
Kester Ng, Co-Chief Executive Officer and Chief Financial Officer, Black Spade Acquisition II Co
Richard Taylor, Co-Chief Executive Officer and Chief Operating Officer, Black Spade Acquisition II Co
Stacey Wong, Partner, Latham & Watkins LLP
Mitchell S. Nussbaum, Partner, Loeb & Loeb LLP
David J. Levine, Partner, Loeb & Loeb LLP